PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

THREE MONTH PERIOD ENDED APRIL 30, 2026

CONTENTS	PAGE #
Notice	3
Condensed Interim Statements of Financial Position	4
Condensed Interim Statements of Comprehensive Loss	5
Condensed Interim Statements of Changes in Equity	6
Condensed Interim Statements of Cash Flows	7
Notes to the Condensed Interim Financial Statements	8 to 30

NOTICE

The accompanying unaudited condensed interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	April 30, 2026	January 31, 2026

ASSETS

Current assets
Cash and cash equivalents	$160,173	$49,386
Receivables	8,436	4,210
Prepaid expenses and deposits	32,031	32,661

	200,640	86,257

Exploration and evaluation assets (Note 5)	599,269	567,401
Equipment, vehicles and furniture (Note 6)	8,546	9,357
Right-of-use assets (Note 7)	29,652	39,535
Reclamation deposits	123,600	123,600

Total assets	$961,707	$826,150

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$240,756	$39,112
Amounts owing to related parties (Note 10)	1,384,166	1,140,439
Lease liability-current portion (Note 7)	33,729	44,317

Total liabilities	1,658,651	1,223,868

Shareholders' equity
Share Capital (Note 8)	54,452,511	54,452,511
Contributed surplus (Note 8)	23,105,212	23,055,018
Deficit	(78,254,667)	(77,905,247)

Total equity	(696,944)	(397,718)

Total liabilities and shareholders’ equity	$961,707	$826,150

Going concern:  Note 2(b)

Commitment:  Note 12

Subsequent Events:  Note 16

Approved by the Board of Directors and authorized for issue on June 22, 2026:

"Gregory Anderson"	"John Plourde"
Gregory Anderson, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	Three month period ended April 30,
	2026	2025

OPERATING EXPENSES
Consulting fees	$100,000	$-
Consulting fees - option based payments (Notes 8 & 10)	-	-
Depreciation (Note 6)	811	1,288
Directors fees	5,000	1,500
Directors fees - option based payments (Notes 8 & 10)	-	-
Filing and transfer agent fees	10,691	7,780
Foreign exchange loss (gain)	(21)	510
Investor relations – related party (Note 10)	33,000	33,000
Investor relations - option based payments (Notes 8 & 10)	-	-
Office and miscellaneous	6,429	301
Office lease & rental costs (Note 7)	19,517	20,295
Professional fees (Note 10)	120,113	8,504
Professional fees - option based payments (Notes 8 & 10)	50,194	-
Shareholder information and promotion	1,053	1,221
Telephone	1,042	1,054
Travel	1,697	3,163

Loss before other items	349,526	78,616

Other items
Finance income	(106)	(178)

Net loss and comprehensive loss for the period	$(349,420)	$(78,438)

Weighted average number of common shares outstanding (basic and diluted)	16,816,969	16,816,969

Basic and diluted loss per share (Note 9)	$(0.02)	$(0.00)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2025	16,816,969	$ 54,452,511	$ 22,265,267	$ (76,986,773)	$ (68,995)
Option based payments	-	-	-	-	-
Net loss for the period	-	-	-	(78,438)	(78,438)

Balance, April 30, 2025	16,816,969	$ 54,452,511	$ 22,465,267	$ (77,065,211)	$ (147,433)
Option based payments	-	-	589,751	-	589,751
Net loss for the period	-	-	-	(840,036)	(840,036)

Balance, January 31, 2026	16,816,969	$ 54,452,511	$ 23,055,018	$ (77,905,247)	$ (397,718)
Option based payments	-	-	50,194	-	50,194
Net loss for the period	-	-	-	(349,420)	(349,420)

Balance, April 30, 2026	16,816,969	$ 54,452,511	$ 23,105,212	$ (78,254,667)	$ (696,944)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	Three month period ended April 30,
	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(349,420)	$(78,438)
Items not affecting cash:
Depreciation	811	1,288
Depreciation-right-of-use assets	9,883	9,884
Deemed interest on lease	1,224	2,400
Option based payments	50,194	-

Changes in non-cash working capital items:
(Increase)/decrease in receivables	(4,226)	(349)
(Increase)/decrease in prepaids and deposits	630	21,073
Increase/(decrease) in accounts payable and accrued liabilities	192,389	(1,669)
Increase in amounts owing to related parties	243,727	35,169

Net cash provided by/(used in) operating activities	145,212	(10,642)

CASH FLOWS FROM FINANCING ACTIVITIES
Lease payments	(11,812)	(11,655)

Net cash used in financing activities	(11,812)	(11,655)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation costs (net of recovery)	(22,613)	(48)
Purchase of equipment, vehicles and furniture	-	-

Net cash used in investing activities	(22,613)	(48)

Change in cash and cash equivalents during the period	110,787	(22,345)

Cash and cash equivalents, beginning of period	49,386	53,436

Cash and cash equivalents, end of period	$160,173	$31,091

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

1.CORPORATE INFORMATION

Pacific Booker Minerals Inc. (the “Company”) was incorporated in the Province of British Columbia on February 18, 1983, under the Business Corporation Act of British Columbia.  On February 8, 2000, the Company changed its name to “Pacific Booker Minerals Inc.” from Booker Gold Explorations Limited.  The address of the Company’s corporate office and principal place of business is located at Suite #1203 - 1166 Alberni Street, Vancouver, British Columbia, Canada.

The Company’s principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.  The Company is listed on the TSX Venture Exchange (“TSX-V”) under the symbol “BKM” and was listed on the NYSE MKT Equities Exchange (“NYSE MKT”) under the symbol “PBM” until voluntary delisting on April 29, 2016.

2.BASIS OF PRESENTATION

(a)Statement of compliance

These condensed interim financial statements and the notes thereto (the "Financial Statements") are unaudited and are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) and so do not include all of the information required for full annual statements.

The accounting policies and method of computation applied in these condensed interim financial statements are the same as those applied by the Company in its financial statements as at and for the year ended January 31, 2026.  These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended January 31, 2026.

The material accounting policies applied in these condensed interim financial statements are based on IFRS issued and outstanding on June 22, 2026, the date on which the Board of Directors approved the condensed interim financial statements for filing.

(b)Going concern of operations

These Financial Statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

A going concern in accounting is a term that indicates whether or not the entity can continue in business for the next fiscal year.  Indicators against a “going concern” are negative cash flows from operations, consecutive losses from operations, and an accumulated deficit.

The Company is a resource company, and must incur expenses during the process of exploring and evaluating a mineral property to prove the commercial viability of the ore body, a necessary step in the process of developing a property to the production stage.  As a non-producing resource company, the Company has no operating income, cash flow is generated mostly by the sale of shares by the Company, and an accumulated deficit is the result of operations and exploration activities without production.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

2.BASIS OF PRESENTATION (cont’d)

(b)Going concern of operations (cont’d)

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit.  The ability of the Company to continue as a going concern depends upon its ability to continue to raise adequate financing and to develop profitable operations in the future.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to continue to finance its exploration and evaluation costs.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

Management has based “the ability to continue in operations” judgement on various factors including (but not limited to) the opinion of management that the Morrison project will receive the necessary certificates/permits to allow the Company to proceed with the development of the project to the production phase, that the Company’s claims are in good standing, the NI 43-101 feasibility study (completed in 2009) shows commercially viable quantities of mineral resources.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the statements of financial position.  These material uncertainties may cast significant doubt on the Company's ability to continue as a going concern.  These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	April 30, 2026	January 31, 2026

Working capital deficiency	$ (1,458,011)	$ (1,137,611)
Loss for the period	(349,420)	(918,474)
Deficit	(78,254,667)	(77,905,247)

(c)Basis of Measurement

The Financial Statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

(d)Functional and presentation currency

The Financial Statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

2.BASIS OF PRESENTATION (cont’d)

(e)Critical accounting judgements

The preparation of these Financial Statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions of accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected by that revision.

(i)Going concern

The Company’s ability to execute its strategy by funding future working capital requirements requires judgment.  Assumptions are continually evaluated and are based on historical experience and expectations of future events that are believed to be reasonable under the circumstances (see Note 2(b)).

(f)Key sources of estimation uncertainty

(i)Recoverability of asset carrying values for equipment, vehicles and furniture

The declining balance depreciation method used reflects the pattern in which management expects the asset’s future economic benefits to be consumed by the Company. The Company assesses its equipment, vehicles and furniture for possible impairment as described in Note 3(d), if there are events or changes in circumstances that indicate that the recorded carrying values of the assets may not be recoverable at every reporting period.  Such indicators include changes in the Company’s business plans affecting the asset use and anticipated life and evidence of current physical damage.

(ii)Option based payments

The Company has an equity-settled option to purchase shares plan for Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of the share purchase options are estimated on the measurement date by using the Black-Scholes option-pricing model, based on certain assumptions and recognized as option based payments expense over the vesting period of the option with a corresponding increase to equity as contributed surplus.  Those assumptions are described in Note 8 and include, among others, expected volatility, forfeiture rate, expected life of the options and number of options expected to vest.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

2.BASIS OF PRESENTATION (cont’d)

(f)Key sources of estimation uncertainty (cont’d)

(iii)Exploration and evaluation assets

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Recovery of amounts indicated under exploration and evaluation assets are subject to the discovery of economically recoverable reserves, the Company’s ability to obtain the necessary permits, the Company's ability to obtain the financing required to complete development and profitable future production or the proceeds from the sale of such assets.

Management reviews the property for impairments on an on-going basis.  As discussed at Note 3(d), the provisions of IFRS 6 related to the determination of whether impairment indicators exist are subject to significant judgement, and any resultant impairment losses recognized cannot typically be determined independent of the historic deferred costs incurred due to a lack of relevant and available data.

(iv)Restoration and close down provisions

The Company recognizes reclamation and close down provisions based on “Best Estimate” which can be based on internal or external costs.  The Company is required to have a bond in place in an amount determined by the provincial government to provide for the costs of reclamation of the site disturbances.  This bond shows as reclamation deposit asset on the statement of financial position.  Significant assumptions used by management to ascertain the provision are described in Note 3(e).

(v)Taxes

Provisions for income tax liabilities and assets are calculated using the best estimate of the tax amounts prepared by knowledgeable persons, based on an assessment of relevant factors.  The Company reviews the adequacy of the estimate at the end of the reporting period.  It is possible that at some future date, an additional liability or asset could result from audits by the taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will be reflected in the tax provisions in the current period when such determination is made.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies set out below have been applied consistently, to all periods presented in these Financial Statements.  The material accounting policies adopted by the Company are as follows:

(a)Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated to the functional currency at the rate of exchange at the reporting date and non-monetary items are translated using the exchange rate at the date of the transaction.  Revenues and expenses are translated at the exchange rates approximating those in effect at the time of the transaction.  Exchange gains and losses arising on translation are included in the statements of net loss and comprehensive loss.

(b)Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days from the initial acquisition date of the investment and are subject to an insignificant risk of change in value.  As at April 30, 2026, the Company did not have any cash equivalents.

(c)Mineral property interests and Exploration and evaluation assets

All costs related to the acquisition of mineral properties are capitalized as Mineral Property interest.  The recorded cost of mineral property interests is based on cash paid and the fair market value of share consideration issued for mineral property interest acquisitions.

All pre-exploration costs, i.e. costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on an area of interest, are expensed as incurred.  Once the legal right to explore has been acquired, exploration and evaluation expenditures are capitalized in respect of each identifiable area of interest until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Costs incurred include appropriate technical overheads. Exploration and evaluation assets are carried at historical cost, less any impairment losses recognized.

When technical feasibility and commercial viability of extracting a mineral resource are demonstrable for an area of interest, the Company stops capitalizing exploration and evaluation costs for that area, tests recognized exploration and evaluation assets for impairment and reclassifies any unimpaired exploration and evaluation assets either as tangible or intangible mine development assets according to the nature of the assets.  Mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  When a property is abandoned, all related costs are written off to operations.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(d)Impairment

(i)Financial assets

The Company assesses on a forward-looking basis, the expected credit losses associated with its assets, even if no actual loss events have taken place.  In addition to past events and current conditions, reasonable and supportable forward-looking information that is available without undue cost or effort is considered in determining impairment.  One model applies to all financial instruments subject to impairment testing.

(ii)Non-financial assets

The carrying amounts of equipment, vehicles and furniture are reviewed at each reporting date to determine whether there is any indication of impairment.

The carrying amounts of mining properties and exploration and evaluation assets are assessed for impairment only when indicators of impairment exist, typically when one of the following circumstances applies:

•Exploration rights have / will expire in the near future;

•No future substantive exploration expenditures are budgeted;

•No commercially viable quantities discovered and exploration and evaluation activities will be discontinued; or

•Exploration and evaluation assets are unlikely to be fully recovered from successful development or sale.  If any such indication exists, then the asset’s recoverable amount is estimated.

Prior to January 31, 2022, the carrying value of the exploration and evaluation assets was reflective of historical costs incurred, which may or may not reflect their eventual recoverable value.

Mining properties and exploration and evaluation assets are also assessed for impairment upon the transfer of exploration and evaluation assets to development assets regardless of whether facts and circumstances indicate that the carrying amount of the exploration and evaluation assets is in excess of their recoverable amount.

The recoverable amount of an asset (or cash-generating unit) is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU").  The level identified by the group for the purposes of testing exploration and evaluation assets for impairment corresponds to each mining property.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(d)Impairment (cont’d)

(ii)Non-financial assets (cont’d)

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated to the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(e)Restoration and close down provision

The Company is required to have a bond in place in an amount determined by the Ministry of Mines to provide for the costs of reclamation of the site disturbances.  This bond shows as Reclamation deposit in the assets on the statement of financial position.  The reclamation obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the project location.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.  Additional disturbances or changes in restoration obligations will be recognized when they occur.

The Company has determined that it has no additional restoration obligations as at April 30, 2026.

(f)Equipment, vehicles and furniture

Equipment, vehicles and furniture are recorded at cost.  Depreciation is calculated on the residual value, which is the historical cost of an asset less the prior allowances made.  Depreciation methods, useful life and residual value are reviewed at each financial year-end and adjusted, if appropriate.  Where an item of equipment, vehicles and furniture is comprised of major components with different useful lives, the components are accounted for as separate items.  The Company currently provides for depreciation annually as follows:

Automobile	30% declining balance
Computer equipment	30% to 45% declining balance
Office furniture and equipment	20% declining balance

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(g)Option based payments

The Company has an equity settled stock option plan that grants options to buy common shares of the Company to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of stock options are estimated at the measurement date, using the Black-Scholes option pricing model and recorded as option based payments expense in the statement of net loss and comprehensive loss and credited to contributed surplus within shareholders’ equity, over the vesting period of the stock options, based on the Company’s estimate of the number of stock options that will eventually vest.

(h)Private placement unit offerings

The Company engages in equity financing transactions to obtain the funds necessary to continue operations.  These equity financing transactions involve issuance of common shares or units (“Units”).  A Unit comprises a specific number of common shares and a specific number of share purchase warrants (“Warrants”) at a set price.  The Warrants are exercisable into additional common shares prior to expiry at a price and on the terms and conditions stipulated by the Financing Agreement.

Warrants that are part of Units are valued using residual value method which involves comparing the selling price of the Units to the Company’s share price on the announcement date of the financing.  The market value is then applied to the common share purchase (“Share Capital”), and any residual amount is assigned to the Warrants (“Warrant Reserve”).

Warrants that are issued as payments for agency fees or other transaction costs are accounted for as share-based payments and are recognized in equity.

Under IAS 32, these warrants are an equity instrument as they are not issued in exchange for goods or services and are exercisable for a fixed amount of cash, denominated in the functional currency.  Warrants classified as equity instruments are not subsequently re-measured for changes in fair value.

If a Warrant holder exercises the option to convert the Warrants into common shares, the accounting for the exercise will include the transfer of the Warrant Reserve value to the Share Capital account.  The accounting for unexercised Warrants will transfer the Warrant Reserve value to the Contributed Surplus account at the date the Warrants expire unexercised.

(i)Loss per share

The basic and diluted loss per share shown in these Financial Statements is calculated using the weighted-average number of common shares outstanding during the period.

The weighted average number of common shares outstanding for the period ended April 30, 2026 does not include the 3,363,000 (2025 – 3,333,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(j)Income taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in the statements of comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

(i)Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible.  Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

(ii)Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on the difference between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the statement of financial position liability method.  Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases.  Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•are generally recognized for all taxable temporary differences;

•are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(k)Financial instruments

The Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost, as appropriate.

Financial liabilities are initially recognized at fair value and classified as either FVTPL or amortized cost, as appropriate.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company had made the following classification of its financial instruments:

Financial asset or liability	Category
Cash and cash equivalents	amortized cost
Receivables (excluding GST receivable)	amortized cost
Reclamation deposits	amortized cost
Accounts payable and accrued liabilities	amortized cost
Amounts owing to related parties	amortized cost

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

•Level 3 – Inputs that are not based on observable market data.

(l)Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.  The Company has its common shares as equity instruments.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(m)Right-of-use assets and lease liabilities

Leasing activity for the Company typically involves the lease of office space.

For any leases of more than 12 month duration, the Company recognizes a right-of-use asset to represent its right to use the underlying asset and the lease liabilities representing its obligation to make lease payments.  On the statement of financial position, the right-of-use asset is presented net of accumulated amortization and is disclosed under Right-Of-Use assets and is depreciated over the lease term.  The lease liability is disclosed as a separate line item, allocated between current and non-current liabilities.  The lease liability is measured at the present value of the expected lease payments at inception and discounted using the Company’s incremental borrowing rate.  Judgement is required to determine the incremental borrowing rate.

The expected life and residual values for the Company’s right of use asset as at April 30, 2026 was as follows:

	Expected Life	Residual Value
Office Lease	less than 1 year	-

(n)Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as a finance cost.  The Company has not recognized any legal or constructive obligations based on past events during the current period.

(o)Finance costs

Finance costs comprise interest expense on borrowings and the reversal of the discount on provisions.  Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the statement of net loss and comprehensive loss using the effective interest method.  The Company currently does not have any finance costs.

4.ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods noted below. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

4.ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (cont’d)

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

Disclosures have been revised to incorporate amendments issued by the IASB in May 2024.  The amendments address concerns raised regarding the settlement of liabilities through electronic payment systems.  The amendments are effective for annual reporting periods beginning on or after January 1, 2026.  Early application is permitted.  The Company is currently in the process of assessing its impact on future financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 introduces three sets of new requirements to give investors more transparent and comparable information about companies’ financial performance for better investment decisions.

i.Three defined categories for income and expenses (operating, investing and financing) to improve the structure of the income statement, and require all companies to provide new defined subtotals, including operating profit.

ii.Requirement for companies to disclose explanations of management-defined performance measures (MPMs) that are related to the income statement.

iii.Enhanced guidance on how to organise information and whether to provide it in the primary financial statements or in the notes.

This new standard is effective for reporting periods beginning on or after January 1, 2027.  The Company is currently in the process of assessing its impact on future financial statements.

5.EXPLORATION AND EVALUATION ASSETS

Morrison claims, Omineca Mining Division, British Columbia

In 1998, the Company obtained, and subsequently completed, an option from Noranda Mining and Exploration Inc. ("Noranda" which was subsequently acquired by Glencore PLC, "Glencore”) whereby it earned an initial 50% interest in the Morrison claims.

On April 19, 2004, the Company signed an agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.

In order to obtain the remaining 50% interest, the Company agreed to:

i)on or before June 19, 2004, pay $1,000,000 (paid), issue 250,000 common shares  (issued) and issue 250,000 share purchase warrants exercisable at $4.05 per share until June 5, 2006 (issued);

ii)pay $1,000,000 on or before October 19, 2005 (paid);

iii)pay $1,500,000 on or before April 19, 2007 (paid); and

iv)issue 250,000 common shares on or before commencement of commercial production.  In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

5.EXPLORATION AND EVALUATION ASSETS

Morrison claims, Omineca Mining Division, British Columbia

The Company has agreed to execute a re-transfer of its 100% interest to Glencore if it fails to comply with the outstanding terms of the agreement ((iv) above).

The Company also acquired a 100% interest in certain mineral claims located contiguous to the Morrison claims, subject to 1.5% NSR royalty in consideration for the issuance of 45,000 common shares at a value of $180,000.

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing.

The Company began exploration of the Morrison property in October 1997.  A positive Feasibility Study, as defined by National Instrument 43-101, was released by the Company for the Morrison Copper/Gold Project in February 2009.  The study described the scope, design and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill with a 21 year mine life.  The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.  The reserve estimate takes into consideration all geologic, mining, milling and economic factors and is stated according to the Canadian Standards.  Under US standards, no reserve declaration is possible until financing and permits are acquired.

The Company is currently in the design stage of the exploration and evaluation of the Morrison property.

Indication of Impairment

An impairment allowance was recorded effective as at January 31, 2022 on the basis of the refusal by the BC Government to grant an Environmental Assessment Certificate ("EAC") in February 2022.  The Company was unable to demonstrate that a new application for the EAC would be successful or that the accumulated costs would be recoverable by a sale of the Morrison property.  Accordingly, the Company made an allowance for the full amount ($29,836,916) that had been capitalized as both acquisition ($4,832,500) and deferred exploration costs ($25,004,416).

The impairment charge recorded is based solely on the lack of available objective evidence that would support an alternative estimate of fair value in respect to the property interest.

Prior to January 31, 2022, the Company had capitalized and continued to defer its historic exploration and evaluation costs incurred on the basis that no clear indicators of impairment existed.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

5.EXPLORATION AND EVALUATION ASSETS (cont’d)

Morrison claims, Omineca Mining Division, British Columbia (cont’d)

Indication of Impairment (cont’d)

During the 2023 fiscal year, the Company re-commenced capitalizing current exploration and evaluation costs incurred on the project on the basis of a judgement that these were clearly immaterial in relation to the impairment charge taken during the 2022 fiscal year.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

Continuity of acquisition cost for the periods ended April 30, 2026 and 2025 are as follows:

Morrison claims, Canada	April 30, 2026	April 30, 2025

Balance, beginning and end of year	$ -	$ -

Continuity of deferred exploration costs for the periods ended April 30, 2026 and 2025 are as follows:

	Three month period ended April 30,
Morrison claims, Canada	2026	2025

Balance, beginning of year	$ 567,401	$ 461,152

Exploration and evaluation costs
Exploration additions
Staking and recording	28,249	-
Environmental additions
Sub-contracts and labour	3,322	-
Travel	297	-

Total exploration and evaluation costs for the period	31,868	-

Balance, end of period	$ 599,269	$ 461,152

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

6.EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2026	Additions for the period	Disposals for the period	Balance April 30, 2026

Automobile
Value at cost	$62,633	$-	$-	$62,633
Accumulated depreciation	(56,370)	(469)	-	(56,839)
Net book value	6,263	(469)	-	5,794

Office furniture and equipment
Value at cost	15,394	-	-	15,394
Accumulated depreciation	(15,283)	(6)	-	(15,289)
Net book value	111	(6)	-	105

Computer equipment
Value at cost	24,900	-	-	24,900
Accumulated depreciation	(21,917)	(336)	-	(22,253)
Net book value	2,983	(336)	-	2,647

Totals	$9,357	$(811)	$-	$8,546

	Balance February 1, 2025	Additions for the year	Disposals for the year	Balance January 31, 2026

Automobile
Value at cost	$62,633	$-	$-	$62,633
Accumulated depreciation	(53,686)	(2,684)	-	(56,370)
Net book value	8,947	(2,684)	-	6,263

Office furniture and equipment
Value at cost	15,394	-	-	15,394
Accumulated depreciation	(15,256)	(27)	-	(15,283)
Net book value	138	(27)	-	111

Computer equipment
Value at cost	24,900	-	-	24,900
Accumulated depreciation	(19,476)	(2,441)	-	(21,917)
Net book value	5,424	(2,441)	-	2,983

Totals	$14,509	$(5,152)	$-	$9,357

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

7.OFFICE LEASE RIGHT-OF-USE & OFFICE LEASE LIABILITY

Effective February 1, 2024, the Company signed a three year lease that has an early termination provision after 18 months with a penalty of one months rent required for early termination.  This lease is for the Company’s office located at #1203 – 1166 Alberni Street in Vancouver, BC.

Under IFRS 16, the disclosure must show the Right of Use asset, the depreciation of that asset and the corresponding liability, with an appropriate interest percentage factored in.  These expenses have been grouped together on the Statement of Comprehensive Loss to allow comparison to the prior fiscal periods.

For the period ended April 30, 2026, office lease and rental costs included right-of-use depreciation of $9,883 (2025 - $9,884); interest expense related to the office lease of $1,224 (2025 - $2,400); operating costs of $7,210 (2025 - $6,858) and parking space costs of $1,200 (2025 - $1,153) for a total expense of $19,517 (2025 - $20,295).  Total cash paid for the office and parking space during the period ended April 30, 2026 was $20,222 (2025 - $20,686).

(a)Right-of-use asset

As at April 30, 2026 and 2025, the right-of-use asset recorded for the Company’s office premises were as follows:

	Three month period ended April 30,
	2026	2025

Balance, beginning of period	$ 39,535	$ 79,071

Additions	-	-
Depreciation	(9,883)	(9,884)
Balance, end of period	$ 29,652	$ 69,187

(b)Lease liability

As at April 30, 2026 and 2025, minimum lease payments in respect of lease liability and the effect of discounting are as follows:

	Three month period ended April 30,
	2026	2025
Undiscounted minimum lease payments:
Less than one year	$47,250	$46,620
Second year	-	47,250
	47,250	93,870
Effects of discounting	(13,521)	(20,070)
Present value of minimum lease payments	33,729	73,800
Less: current portion	(33,729)	(29,483)
Non-current portion	$-	$44,317

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

7.OFFICE LEASE RIGHT-OF-USE & OFFICE LEASE LIABILITY (cont’d)

The net change in the lease liability for the period ended April 30, 2026 and 2025 are as follows:

	Three month period ended April 30,
	2026	2025

Balance, beginning of period	$44,317	$83,055

Additions	-	-
Principal payments	(11,812)	(11,655)
Interest expense	1,224	2,400
Balance, end of period	$33,729	$73,800

8.SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized Share Capital:  100,000,000 common shares without par value

During the period ended April 30, 2026, the Company announced a $3,000,228 private placement.  It was announced after the end of the period that it would not proceed

During the period ended April 30, 2025, the Company did not announce or complete any private placements.

Option based payments

During the fiscal year ended January 31, 2004, the Company adopted an equity settled stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 10 years.

During the period ended April 30, 2026, 100,000 stock options were granted (2025 – nil) at an averaged exercise price of $2.00 (2025 - $nil).

During the period ended April 30, 2026, 100,000 stock options expired unexercised (2025 – nil) at an averaged exercise price of $2.00 (2025 - $nil).

During the period ended April 30, 2026, no stock options were exercised (2025 – nil).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

8.SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payments (cont’d)

Stock option transactions are summarized as follows:

	Three month period ended April 30,
	2026		2025
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	3,363,000	$ 2.43	3,333,000	$2.38
Granted	100,000	$ 2.00	-	$-
Expired	(100,000)	$ 2.00	-	$-

Outstanding, end of period	3,363,000	$ 2.43	3,333,000	$2.38

Options exercisable, end of period	3,363,000	$ 2.43	3,333,000	$2.38

Weighted average remaining life of outstanding options granted in years		0.34		0.90

Weighted average fair value per option granted		$ 0.50		$-

The following stock options were outstanding at April 30, 2026:

Number of Options Outstanding	Number of Options Exercisable	Exercise Price	Expiry Date

168,000	168,000	$ 1.00	May 9, 2026*
700,000	700,000	$ 1.30	May 12, 2026**
1,515,000	1,515,000	$ 3.00	August 17, 2026
700,000	700,000	$ 3.00	November 13, 2026***
100,000	100,000	$ 2.00	February 25, 2027
30,000	30,000	$ 1.00	November 14, 2027
150,000	150,000	$ 1.50	November 22, 2027****

*--20,000 exercised and 148,000 expired unexercised subsequent to period end

**--308,000 exercised and 392,000 expired unexercised subsequent to period end

***--250,000 surrendered subsequent to period end

****--30,000 exercised subsequent to period end

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

8.SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payment expense

The fair value of stock options granted during the period ended April 30, 2026 was $50,194 (2025 – $nil) which has been recognized as option based payments and has been recorded in the statements of net loss and comprehensive loss as option based payments with corresponding contributed surplus recorded in shareholders' equity.

Total option based payments recognized during the period ended April 30, 2026 was $50,194 (2025 – $nil)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

2026

Risk-free interest rate	2.46%
Expected life of options	1 year
Annualized volatility	120.40%
Dividends	0.00%

Warrants

No share purchase warrants were outstanding and exercisable at April 30 2026, and 2025.

9.LOSS PER SHARE

The weighted average number of common shares outstanding for the period ended April 30, 2026 does not include the 3,363,000 (2025 - 3,333,000) stock options outstanding as the inclusion of these options would reduce the loss per share amount and are therefore considered anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the period.

	Three month period ended April 30,
	2026	2025

Basic and diluted loss per common share	$ (0.02)	$ (0.00)

Weighted average number of common shares outstanding (basic and diluted)	16,816,969	16,816,969

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

10.TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

	Three month period ended April 30,
	2026			2025
	Amounts paid or payable	Option based payment	Payable at period end	Amounts paid or payable	Option based payment	Payable at period end
To a director for:
investor relations	$ 33,000	$-	$ 1,354,350	$ 33,000	$ -	$ 722,097

owed to directors for meetings	-	-	3,500	-	-	-

To an officer of the company (a)	10,225	50,194	26,316	7,813	-	24,190

Total	$ 43,225	$50,194	$ 1,384,166	$ 40,813	$ -	$ 746,287

a)for accounting and management services.

These transactions were in the normal course of operations and have been measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company.  The option based payment amounts (non-cash item) and compensation paid or payable to key management personnel is as follows:

	Three month period ended April 30,
	2026	2025

Remuneration or fees	$ 48,225	$ 42,313
Option based payments (non-cash item)	50,194	-
Total compensation for key management personnel	$ 98,419	$ 42,313

11.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three month period ended April 30,
	2026	2025

Non-cash transactions were as follows:
Exploration and evaluation asset
included in accounts payable	$ 9,255	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

12.COMMITMENT

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

13.SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at April 30, 2026 and 2025, the Company’s assets are all located in Canada (Notes 5 and 6).

14.FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, accounts receivable (excluding GST), accounts payable and accrued liabilities, amounts owing to related parties and reclamation deposits.  Cash is recognized at fair value and subsequently measured at amortized cost.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company’s financial instruments at April 30, 2026 are cash and cash equivalents in the amount of $160,173 (2025 - $31,091), recognized at fair value and subsequently measured at amortized cost.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.  The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Board has implemented and monitors compliance with risk management policies.

The Company has some exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.  This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks.  Further quantitative disclosures are included throughout these Financial Statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

14.FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT (cont’d)

(a)Credit risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's receivables primarily relate to Goods & Services Tax input tax credits.  Accordingly, the Company views credit risk on receivables as minimal.

(b)Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due.  The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company anticipates it will have adequate liquidity to fund its financial liabilities through cash on hand and future equity contributions.

As at April 30, 2026, the Company's current financial liabilities were comprised of accounts payable and accrued liabilities and amounts owing to related parties and office lease liability which have a maturity of less than one year.

(c)Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although the Company is considered to be in the exploration stage and has not yet developed commercial mineral interests, the underlying market prices in Canada for minerals are impacted by changes in the exchange rate between the Canadian and United States dollar.  As most of the Company's transactions are currently denominated in Canadian dollars, the Company is not exposed to foreign currency exchange risk at this time.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above.  As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  As the Company has no debt or interest-earning investments, it is not exposed to interest rate risk at this time.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED APRIL 30, 2026 and 2025

15.CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration of its mineral properties.  The Board of Directors have not established a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the period ended April 30, 2026.

16.SUBSEQUENT EVENTS

On June 10th, the Company announced it would not proceed with the April 30th private placement and announced a $4,000,002 private placement.

On May 1st, the Company granted 250,000 options at an exercise price of $2.80 per share for a period of 3 years.  In May and June 2026, 358,000 shares were issued for gross proceeds of $465,400 from the exercise of options.